November 23, 2010

John Cash, Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	KSW, Inc.
Form 10-K for the year ended December 31, 2009 filed March 19, 2010
File No. 1-32865

Dear Mr. Cash:

This letter sets forth the responses of KSW, Inc.  (the “Company”) to the comments contained in the letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 18, 2010, with respect to the above-referenced filing.  For your convenience, we have repeated in bold type each comment exactly as set forth in the November 18, 2010 comment letter. The Company’s response to each comment is set forth immediately below the text of the comment.

Form 10-K for the year ended December 31, 2009

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 27

1.
We have read your response to comment five of our letter dated October 26, 2010.  Regardless of whether there were disagreements with your former auditors or reportable events you are still required to provide the information required by Item 304 of Regulation S-K.  Please indicate that you will provide such disclosures in future filings.

RESPONSE

The Company will disclose in future filings the information required by Item 9 of Form 10-K.  Specifically, as required by Item 304(b) of Regulation S-K, in future Form 10-Ks, the Company will disclose that there were no disagreements of the type described in Item 304(a) (1) (iv) or reportable events of the type described in Item 340(a) (1) (v) in connection with the Company’s change in accountants that occurred in 2009.

United States Securities and Exchange Commission
November 23, 2010

Notes to the Consolidated Financial Statements

(6) Joint Venture, page F-21

2.
We have read your response to prior comments eight and ten of our letter dated October 26, 2010.  Please confirm that you will enhance future annual and quarterly disclosures to clearly state that you are using the proportional consolidation method to account for the joint venture.  Additionally, if material, please provide a brief discussion regarding the time frame in which you expect to bill the joint venture for profits.

RESPONSE

The Company has included in its Form 10-Q filing for the  quarter ended September 30, 2010, and will include in subsequent filings, enhanced disclosures to clearly state that the Company is using the proportional consolidation method to account for the joint venture.

When the project reaches substantial completion, which is anticipated to occur in the fourth quarter of 2011, and the Joint Venture determines that it will not incur any unaccounted for costs, and is not subject to any significant adjustments between the Joint Venture and the Port Authority for additional or deleted work, the Joint Venture shall make a distribution to each partner of a portion of the difference between each partner’s adjusted subcontract and the amount billed by each partner to date.  At final completion, any balance remaining will be distributed.  The Company will include a discussion similar to this response in future filings.

The Company acknowledges, with respect to its above-referenced filings, that:

·	it is responsible for the adequacy and accuracy of the disclosures in its filings;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

·	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you need any additional information, please feel free to contact me.

Very truly yours,
KSW, INC.

/s/ Richard W. Lucas
Richard W. Lucas
Chief Financial Officer